Item 77D

Scudder S&P 500 Index Fund, a series of INVESTMENT TRUST

Scudder S&P 500 Index Fund changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that the Fund pursues its goal by Under normal circumstances, the portfolio intends to invest at least 80% of its assets in the common stocks of the companies that comprise the S&P 500 Index. The strategy was revised as follows: Under normal circumstances, the portfolio invests at least 80% of its assets, determined at the time of purchase, in the common stocks of the companies that comprise the S&P 500 Index.